

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2012

Jie Chen
President and Chief Executive Officer
China Longyi Group International Holdings Limited
8/F East Area, Century Golden Resources Business Center
69 Banjing Road, Haidian District
Beijing, People's Republic of China, 100089

> **Re:**   **China Longyi Group International Holdings Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 5, 2012**
> **File No. 0-30183**

Dear Mr. Chen:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   We note you have not responded to the comments in our letter dated September 25, 2009. Please respond to each of these comments as they apply to your current filing on Form 10-K. If you believe a comment is no longer applicable, please explain why. We may have further comment after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Robyn Manuel, Accountant, at (202) 551-3823 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief